Exhibit 1

PRELIMINARY MERGER AGREEMENT

entered into between

TELECOM ARGENTINA S.A.

(as Surviving Company)

and

CABLEVISION S.A.

(as Absorbed Company)

June 30, 2017

PRELIMINARY MERGER AGREEMENT

This PRELIMINARY MERGER AGREEMENT is held on June 30, 2017 between:

(1)         Telecom Argentina S.A. (“Telecom Argentina” or, the “Surviving Company”), domiciled at Ave. Alicia Moreau de Justo 50, 13th floor, Autonomous City of Buenos Aires;

(2)         Cablevisión S.A. (“Cablevisión” or, the “Absorbed Company”), domiciled at Avda. General Hornos 690, Autonomous City of Buenos Aires and, together with Telecom Argentina, the “Parties” and each of them individually, a “Party”.

WHEREAS:

(a)         Telecom Argentina’s primary business is the provision, directly or through third parties or associated with third parties, of TIC Services (as such term is defined below), whether fixed, mobile, wired, wireless, national or international, with or without own infrastructure telecommunication services, value added services (including Internet access) and data transmission services within the framework of the applicable licenses, and its corporate purpose includes the provision of Audiovisual Communication Services (as such term is defined below). In addition, Telecom Argentina also carries out activities as a holding company.

(b)         Cablevisión’s primary business is also the provision of TIC Services that are registered in the Digital Argentina Sole License held by Cablevisión pursuant to Resolution No. 1359/2016, mainly including, among others, the provision of Television Subscription Services by physical link and radio electrical link, and Data Transmission Services, as well as other fixed, mobile, wired and wireless, national and international telecommunication services, also including without limitation the Value Added Services (including Internet access), Telephony and Trunking (the latter being provided through its subsidiary Nextel, which is currently undergoing a merger by incorporation with Cablevisión) and the Advanced Mobile Communications Service through a network to be deployed by Cablevisión. Cablevisión’s corporate purpose includes the possibility of providing Audiovisual Communication Services. In addition, Cablevisión also carries out activities as a holding company.

(c)          Today, at both national and international levels, there is a trend towards technological convergence between media and telecommunications of various separated or independent forms of provision of voice, data, sound and image transmission services, both fixed and wireless, in a sole product or series of products to be provided to users as a whole (the “Convergent Products”) for the benefit of users and consumers of such multiple individual services.

(d)         January 1st, 2018 will be the expiration of the period set forth by Decrees No. 267/15 and 1340/16 to lift the restriction that applies exclusively to the providers of Basic Telephonic Services whose license has been granted pursuant to the terms of Decree No. 62/90 and items 1 and 2 of Section 5 of Decree No. 264/98, as well as the providers of Mobile Telephonic Services with license granted pursuant to the bidding terms and conditions approved by Resolution of the then Ministry of Finance and Public Works and Services No. 575/93 and ratified by Decree No. 1,461/93, among these Telecom Argentina and Telecom Personal, to include in their offer of telecommunication services, Television Subscription Services by physical link and/or radio electrical link.

(e)          For purposes of offering Convergent Products to their respective clients, the Parties have considered that their respective operative and technical structures are highly complementary and could be optimized through a structural consolidation, achieving synergies and efficiencies in the development of Convergent Products that the market will demand as regulatory restrictions are lifted.

(f)           The Parties consider that such structural consolidation shall be achieved through a merger pursuant to the General Corporate Law (the “GCL”).

(g)          Both Telecom Argentina and Cablevisión are public companies in Argentina, therefore subject to exhaustive rules of information with annual, quarterly and urgent and immediate levels of disclosure in case relevant events that may affect the market price of their securities take place, pursuant to the rules of the Argentine National Securities Commission (“Comisión Nacional de Valores”). As a result, each of the Parties has access to public information relating to the other, which allows it to prepare and make the documentation for the Merger (as such term is hereinafter defined) in the same terms of transparency as those existing for investors in the companies involved; and

(h)         Having analyzed the terms on which such merger may be perfected, the Parties wish to undertake the applicable corporate and regulatory procedure.

NOW THEREFORE, the Parties hereto agree to enter into this PRELIMINARY MERGER AGREEMENT, subject to the applicable shareholders’ approvals of Telecom Argentina and Cablevisión pursuant to the terms of Section 83 et seq. of the GCL, the Rules of the Argentine National Securities Commission and the other terms and conditions provided herein.

Section One. DEFINITIONS.

The following capitalized terms shall have the meaning assigned to them as follows, except when the use of a capital letter exclusively responds to the grammatical rule that requires it at the beginning of a sentence, or applies to a proper noun:

“Class A Share of CV”: means each of the 96,006 book entry Class “A” shares of common stock, with one vote each and a par value of Argentine pesos ten thousand each, issued by Cablevisión and representing 80.005% of its capital stock, which are not listed in ByMA nor in any other exchange or market of Argentina or abroad.

“Class B Share of CV”: means each of the 23,994 book entry Class “B” shares of common stock, with one vote each and a par value of Argentine pesos ten thousand each, issued by Cablevisión and representing 19.995% of its capital stock, which are not listed in ByMA nor in any other exchange or market of Argentina or abroad.

“Class A Share of Telecom Argentina”: means each of the 502,034,299 book entry Class “A” shares of common stock, with one vote each and a par value of one Argentine Peso, issued as of the date hereof by Telecom Argentina, originally authorized to be listed in the Buenos Aires Stock Exchange, but without actual trading in the securities market until the date hereof.

“Class B Share of Telecom Argentina”: means each of the 482,111,931 book entry Class “B” shares of common stock, with one vote each and a par value of one Argentine Peso, issued as of the date hereof by Telecom Argentina that are listed in ByMA and of which 15,221,373 are treasury stock.

“Class D Share of Telecom Argentina”: means each of the book entry Class “D” shares of common stock, with one vote each and a par value of one Argentine Peso, convertible into Class B Shares, to be issued by Telecom Argentina as a result of the Merger.

“Technical Assistance Agreement”: means the technical assistance agreement entered into between Cablevisión and CVH in May 2017.

“Final Merger Agreement”: means the final merger agreement to be entered into between Telecom Argentina and Cablevisión for purposes of implementing this Merger, pursuant to the terms of Sections 82, 83 et seq. of the GCL and the terms of this Agreement.

“Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina”: means an ordinary and extraordinary shareholders’ meeting to be called by Telecom Argentina to approve this Preliminary Merger Agreement.

“Extraordinary Shareholders’ Meeting of Cablevisión”: means an extraordinary shareholders’ meeting to be called by Cablevisión to approve the terms of this Preliminary Merger Agreement to be entered into pursuant to Section 244 of the GCL.

“ENACOM Authorization”: means a resolution issued by the ENACOM authorizing: i) the Merger and ii) the registration of the records, resources,

assignations, permits, frequencies and authorizations held by Cablevisión and/or the companies absorbed by Cablevisión under the Digital Argentina Sole License held by Telecom Argentina.

“Notice”: means the notice to be published by Telecom Argentina and Cablevisión pursuant to Section 83 of the GCL for the exercise of the Opposition Rights of their respective creditors.

“ByMA”: means Argentine Exchanges and Markets (“Bolsas y Mercados Argentinos”), the securities market successor, since April 2017, of the operations of the Buenos Aires Stock Market S.A. (“Mercado de Valores de Buenos Aires S.A.”)

“Agreement” or “Preliminary Merger Agreement”: means this Preliminary Merger Agreement.

“CVH”: means Cablevisión Holding S.A., the holder of 34,425 Class A Shares of CV and 6,782 Class B Shares of CV.

“Decree 267/15”: means the Decree of Need and Urgency No. 267 issued on December 29, 2015.

“Decree 1340/16”: means Decree No. 1340 issued on December 30, 2016, amending Decree 267/15.

“Opposition Rights”: means the rights arising from Section 83 of the GCL so that within 15 days of the day following the last publication of the Notice by the companies intervening in the Merger, the holders of credits originated in a prior cause or title against the companies may oppose the Merger.

“EBITDA”: means, with respect to a person and for the period in which such determination is made, its sales minus sales costs, marketing and management costs (excluding amortizations and depreciations), or, which is the same: the business’ earnings before depreciation and amortization, all determined pursuant to the International Financial Reporting Standards (“IFRS”) as reflected in the respective financial statements for the applicable period of Cablevisión or Telecom Argentina, as applicable.

“ENACOM”: means the Federal Communications Agency as applicable authority of Law No. 27,078 of Digital Argentina and Information and Communications Services.

“Special Merger Consolidated Financial Statements”: means the Special Merger consolidated financial statements of Telecom Argentina and Cablevisión as of March 31, 2017 attached hereto as Annex II, which were prepared based on the Special Merger Individual Financial Statements of each of such companies.

“Special Merger Individual Financial Statements”: means the Special Merger individual financial statements prepared for Telecom Argentina and Cablevisión as of March 31, 2017 attached hereto as Annexes I-A and I-B of this Agreement.

“Fintech Media”: Means Fintech Media LLC, the holder of 17,212 Class B Shares of CV.

“New Shares”: means 1,184,528,406 new book entry shares of common stock, with a par value of one Argentine peso and one vote each, which Telecom Argentina shall issue as a result of the Merger, to be delivered to Cablevisión’s shareholders, as Class A Shares of Telecom Argentina or Class D Shares of Telecom Argentina, as applicable, pursuant to the Exchange Ratio set forth herein and the other terms of this Preliminary Merger Agreement.

“Cablevisión’ Notes”: means the Class A notes (“obligaciones negociables”) issued by Cablevisión with an initial par value of US$500,000,000, which are currently outstanding and due on June 15, 2021.

“Telecom’s Corporate Reorganization”: means the merger by absorption of Nortel Inversora S.A., Sofora Telecomunicaciones S.A. and Telecom Personal S.A. by Telecom Argentina as Surviving Company as describe in the applicable merger prospectus issued by Telecom Argentina on May 11, 2017 and published in the Financial Information Highway (“Autopista de Información Financiera”) of the Argentine National Securities Commission.

“Audiovisual Communication Services”: means the audiovisual communication services regulated under Law No. 26,522, as amended and complemented.

“TIC Services”: means the information technology and communication services regulated under Law No. 27,078, as amended and complemented.

“VLG”: means VLG Argentina LLC, the holder of 61,581 Class A Shares of CV.

Section Two. Merger.

The Parties hereby agree on a merger by absorption of Cablevisión, as Absorbed Company, by Telecom Argentina as Surviving Company, pursuant and subject to the terms of Sections 82 and 83 of the GCL, and within the tax framework provided by Sections 77 et seq. of Law No. 20,628 of Income Tax and Section 105 of its regulatory Decree No. 1344/1998, and the terms of this Preliminary Merger Agreement, all of it subject to the approval of their respective shareholders’ meetings and the regulatory approvals and additional conditions set forth in Section Seven of this Agreement, and effective as of the Merger Effective Date (as such term is defined in Section Seven) (hereinafter, the “Merger”).

Section Three.  General Effects of the Merger.

Resulting from the Merger agreed upon in Section Two and effective as of the Merger Effective Date: (i) the assets and liabilities of the Absorbed Company shall be transferred in their entirety to the Surviving Company, causing Telecom Argentina to acquire ownership of all rights and assets and assume all obligations and liabilities of any nature of Cablevisión including (a) those rights and liabilities that, for any reason, have not been included in the Special Merger Individual Financial Statement, including all rights, assets and liabilities arising or discovered after the end date of the Special Merger Individual Financial Statements as a result of events or activities prior to such end date; (b) those rights and liabilities of the Absorbed Company arising from the relationships with its personnel, which personnel shall become directly dependent of Telecom Argentina, and whose seniority, benefits and all other acquired rights shall be respected; and (c) the licenses, records, resources, assignations, permits and authorizations of Cablevisión and/or the companies absorbed by Cablevisión and/or authorizations of any kind; (ii) Telecom Argentina shall be the successor of all activities, operations, assets, liabilities, rights and obligations of Cablevisión as of the Merger Effective Date as well as any of those that may arise from any conducts prior or subsequent thereto; (iii) Cablevisión shall dissolve without liquidation; (iv) Telecom Argentina shall increase its capital stock and amend its bylaws pursuant to the terms set forth in Annex IV of this Agreement; and (v) all holders of Cablevisión shares shall be considered shareholders of Telecom Argentina as from the Merger Effective Date, including the exercise of their economic and political rights to the extent of the Exchange Ratio set forth in this Agreement.

Section Four. Amendment of the Bylaws of Telecom Argentina. New Capital Structure.

Pursuant to the terms of the Merger, Telecom Argentina shall amend its Bylaws in accordance with the terms set forth in Annex IV of this Agreement. In addition, as a result of the Merger and taking into account the proposed Exchange Ratio, Telecom Argentina shall increase its capital stock in an amount of Argentine pesos 1,184,528,406. Accordingly, Telecom Argentina shall issue 1,184,528,406 book entry ordinary shares with a par value of one Argentine peso and one vote each (minus any applicable number of shares corresponding to fractions of shares paid in cash), of which, taking into account the direct and indirect shareholdings of Fintech Media and CVH in Cablevisión as of the date of this Agreement: (i) 473,836,040 shall be Class A Shares of Telecom Argentina and (ii) 710,692,366 shall be Class D Shares of Telecom Argentina; which shall be delivered to the shareholders of Cablevisión pursuant to the Exchange Ratio and other terms of this Agreement. Both the Class A Shares of Telecom Argentina and the Class D Shares of Telecom Argentina to be delivered to Cablevisión’s shareholders shall be freely convertible into Class B Shares of Telecom Argentina and shall have certain supermajority special rights for the approval of the matters set forth in the form of Amended Bylaws of Telecom Argentina attached hereto as Annex IV. These amendments to be introduced into the Bylaws of Telecom Argentina shall become effective as of the Merger Effective Date.

Section Five. Shares Exchange Ratio.

1.             Exchange Ratio. The Parties have agreed to propose to their respective shareholders’ meetings the following Exchange Ratio of shares of common stock of Cablevisión to shares of common stock of Telecom Argentina: 1 share of common stock of Cablevisión (either a Class A Share of Cablevisión or a Class B Share of Cablevisión) for every 9,871.07005 New Shares of Telecom Argentina, as applicable pursuant to the terms of this Agreement (the “Exchange Ratio”). Such ratio has been based on an amount of outstanding Telecom Argentina shares of 969,159,605 (excluding the 15,221,373 Class B Shares of Telecom Argentina repurchased by Telecom Argentina and currently held as treasury stock) and an amount of outstanding Cablevisión shares of 120,000. Any fractions or decimal numbers of shares resulting from the exchange made to any shareholder shall be paid in cash at the offices of Telecom Argentina on the day and time that shall be in turn announced for the shares exchange. Liquidation of the fractions shall be made following the procedures set forth by applicable law.

2.              Mechanism of Determination of the Exchange Ratio. Valuations.

The proposed Exchange Ratio has been determined by the Parties subject to the approval by their respective shareholders’ meetings, taking into account, among others, the value ranges resulting from the application of the following valuation methods to both companies: a) the net present value of discounted cash flows of each company; b) the valuation multiples of comparable businesses; and c)  the trade market value of the Class B Shares of Telecom Argentina and the Cablevisión shares, taking into account for the Cablevisión shares their implicit trade value incorporated in the trade market value of the Class B shares of Grupo Clarín S.A. (CVH’s predecessor) as parent company of Cablevisión. Annex III hereto explains the methodology of calculation of the Exchange Rate.

The Exchange Ratio was considered fair from a financial standpoint, as of the date of the applicable opinion and in accordance to its terms, by two financial advisorsnot related to any of the companies involved. For such purpose, Telecom Argentina hired JP Morgan Securities LLC and Cablevisión hired LionTree Advisors LLC, two first tier international firms with expertise in merger transactions and a high specialization in the TIC Services (the “Independent Valuation Experts”), each of whom issued its respective Fairness Opinion on the Exchange Ratio for its consideration by Telecom Argentina’s Board of Directors, with respect to JP Morgan Securities LLC, and by Cablevisión’s Board of Directors, with respect to LionTree Advisors LLC.

For purposes of issuing their Fairness Opinions on the Exchange Ratio, the Independent Appraisers respectively applied the valuation methods that each of them generally applies in procedures similar to this, including, among others, the methods mentioned in a) to c) above.

3.             Allocation of Shares by Exchange Ratio. Pursuant to the Exchange Ratio, the Parties have agreed to propose to their shareholders that the New Shares to be issued by Telecom Argentina be allocated to the holders of shares of common stock of Cablevisión as follows:

a.              Fintech Media: pursuant to the Exchange Ratio, Fintech Media should receive 169,900,857.70 shares, as a result of which the Parties have proposed that Fintech Media receive 169,900,858 New Class A Shares of Telecom Argentina in exchange for 17,212 Class B shares issued by Cablevisión and held by Fintech Media;

b.              CVH: pursuant to the Exchange Ratio, CVH should receive 406,757,183.55 shares, as a result of which the Parties have proposed that CVH receive 406,757,183 New Shares Class D in exchange for 41,207 shares (34,425 Class A Shares of CV and 6,782 Class B Shares of CV) issued by Cablevisión and held by CVH;

c.               VLG: pursuant to the Exchange Ratio, VLG should receive 607,870,364.75 shares, as a result of which the Parties have proposed that VLG receive 607,870,365 New Shares in exchange for 61,581 Class A Shares issued by Cablevisión and held by VLG. Such New Shares of common stock issued by Telecom Argentina shall be divided between New Class A Shares and New Class D Shares and delivered to VLG pro rata Fintech Media and CVH’s shareholdings in VLG as of the Merger Effective Date.

4.             Exchange Ratio Adjustments. (a) The Parties have agreed to allow both Telecom Argentina and Cablevisión to distribute cash dividends to their respective shareholders prior to the Merger Effective Date, in which case any one or more cash distributions made as from the date of this Agreement and before the Merger Effective Date shall cause an adjustment of the Exchange Ratio pursuant to the following terms: (i) for purposes of calculating any Exchange Ratio adjustments, the following prices per share proportional to the Exchange Ratio shall be used as a reference: US$ 5.1591 per each outstanding share of Telecom Argentina and US$ 50,925.93 per each outstanding share of Cablevisión; (ii) the above mentioned United States dollars per share reference value to be taken into account to calculate the adjustments to the Exchange Ratio of the Company that makes a dividend distribution shall be reduced in an amount equal to the United States dollars per share amount corresponding to the dividend paid, and the Exchange Ratio shall be calculated again taking into account such lower reference value per share of the company that has made the dividend distribution. If the dividends are paid in Argentine pesos, the United States dollar’s value of such dividend shall be calculated taking into account the wholesale exchange rate pursuant to Communication A-3500 of the Argentine Central Bank published for the closing of the business day immediately prior to the date on which the applicable dividend has been made available in Argentina; (b) if any extraordinary event that significantly alters the ordinary course of business of one or both companies before the Merger Effective Date occurs, the Parties shall acknowledge such event and its effects and shall agree on the Exchange Ratio’s adjustments that may correspond, (c) no provisional or regular dividend distribution that may be made by Nortel Inversora S.A. or Sofora Telecomunicaciones S.A. before their merger by absorption into Telecom Argentina, even if those distributions made by Nortel Inversora S.A. or Sofora Telecomunicaciones S.A. are thereafter consented by Telecom Argentina, shall be considered the cause for an Exchange Ratio adjustment, (d) none of the following shall be considered the cause for an Exchange Ratio adjustment (i) payment of the second installment of the dividends approved by an ordinary annual and extraordinary shareholders’ meeting of Cablevisión held on March 30, 2017 for an amount of up to US$ 50,000,000 (United States dollars fifty million), which shall be paid following the date hereof; and (ii) an amount of up to US$ 50,000,000 as dividends that Telecom Argentina may approve and pay at any time before the Merger Effective Date.

Section Six. Capital Increase of Telecom Argentina.

As a result of the Merger and pursuant to the proposed Exchange Ratio, Telecom Argentina shall make a capital increase of Argentine pesos one thousand one hundred eighty four million five hundred twenty eight thousand four hundred six (AR$ 1,184,528,406) and shall issue an aggregate amount of 1,184,528,406  New Shares on the Merger Effective Date. As a result, following the Merger Effective Date the capital stock of Telecom Argentina shall be AR$ 2,168,909,384 or the amount resulting from any Exchange Ratio adjustments that may correspond.-

Section Seven.  Merger Effective Date and conditions precedent.

This Merger shall be effective at 12 AM of the date on which the Presidents of the Boards of Directors of the Parties (hereinafter, the “Merger Effective Date”) execute a minute reflecting the transfer of operations, in which the following is recorded in writing: (i) Telecom Argentina has set up its technical-operational systems to assume  Cablevisión’s operations and activities; and (ii) as of the Merger Effective Date the transfer of all operations and activities of the Absorbed Company into

Telecom Argentina is perfected because the following conditions, to which the Merger is subject, have been fulfilled:

1)             the Final Merger Agreement has been executed; and

2)             the ENACOM Authorization has been obtained.

As from the Merger Effective Date, Telecom Argentina shall continue with the Absorbed Company’s operations, causing the applicable operative, accounting and tax effects. As of such date, all assets and liabilities of Cablevisión, as Absorbed Company, including recordable assets, rights and obligations, shall be incorporated into Telecom Argentina, as Surviving Company and successor.

Section Eight.  Reasons and Purposes of the Merger.

Pursuant to Section 83, Subsection 1), paragraph a), of the GCL, the Parties hereby declare that the Merger agreed upon in this Agreement is made for the purpose of allowing the Parties to offer Convergent Products pursuant to applicable law in an efficient way and as rapidly as possible.

Section Nine. Accounting Documents. Special Merger Individual Financial Statements and Special Merger Consolidated Financial Statements. Parties’ Representations.

(a)         The following documents constitute a part of this Agreement: (i) the Special Merger Individual Financial Statements of Telecom Argentina and Cablevisión as of March 31, 2017, attached hereto as Annexes I (A) and I (B), respectively; (ii) the Special Merger Consolidated Financial Statements as of March 31, 2017, attached hereto as Annex II; (iii) the methodology by which the Exchange Ratios were calculated, attached hereto as Annex III; (iv) Form of Amended Bylaws of Telecom Argentina attached as Annex IV; and (v) List of Transactions with Cablevisión’s Related Parties (Annex V). The accounting documents referred to in Annexes I (A) and I (B), and II were prepared by the Parties’ managers on uniform bases and identical valuation criteria, executed by their respective legal representatives, with reports from their respective Supervisory Committees, and certified by a Certified Public Accountant. In particular, the Special Merger Individual Financial Statements of Telecom Argentina and Cablevisión as of March 31, 2017 are certified by Independent External Auditors, pursuant to the applicable auditing rules. The Special Merger Consolidated Financial Statements as of March 31, 2017 are certified by Independent External Auditors, as required by the Argentine Securities Commission. All Annexes shall be made available to the shareholders and, in turn, the financial statements shall be copied in the applicable corporate books.

(b)         Cablevisión hereby represents to Telecom Argentina as of the date of this Preliminary Merger Agreement:

a.              The capital stock of Cablevisión is Argentine pesos 1,200,000,000, consisting of 96,006 Class A shares with a par value of ten thousand Argentine pesos and one vote per share and 23,994 Class B shares with a par value of ten thousand Argentine pesos and one vote per share. All such shares are fully subscribed and paid, and are not subject to any lien; there are no irrevocable contributions for the future subscription of shares which capitalization is pending, there are no options, warrants, securities convertible or exchangeable into shares nor any other rights of third parties to claim the issuance of new shares of any class of Cablevisión;

b.              Cablevisión is a corporation (“sociedad anónima”) duly organized and registered before the Office of Corporations (“Inspección General de Justicia”) and has the corporate power to execute this Preliminary Merger Agreement and to carry out the Merger in accordance with the terms provided for in this Preliminary Merger Agreement; the execution of this Preliminary Merger Agreement has been approved by the Board of Directors of Cablevisión at its meeting held on June 30, 2017;

c.               the Special Merger Individual Financial Statements of Cablevisión as of March 31, 2017 reasonably reflect the economic and financial position of Cablevisión and have been audited by Price Waterhouse & Co. As from the date of these financial statements, no events have occurred which may have caused a material adverse effect in the economic and financial position of Cablevisión or in the results of its operations; there are no material liabilities that should have and have not been reflected in such financial statements or that are not properly provisioned in accordance with the applicable accounting rules;

d.              the public information filed by Cablevisión before the Argentine National Securities Commission at the Internet site of such Commission does not contain any untrue statement of a material fact or omits to state any material fact necessary to make such information, in light of the circumstances in which it was filed, not misleading;

e.               except for the transactions described in the quarterly financial statements of Cablevisión as of March 31, 2017 and in Annex V to this Agreement, there are no other related party agreements that may be transferred to Telecom Argentina as a result of the Merger.

f.                has received a Fairness Opinion from LionTree Advisors LLC, which considers that the Exchange Ratio is fair.

(c)          Telecom Argentina hereby represents to Cablevisión as of the date of this Preliminary Merger Agreement:

a.              The capital stock of Telecom Argentina is AR$ 984,380,978, consisting of 502,034,299 Class A Shares with a par value of one Argentine peso and one vote per share; 482,111,931 Class B Shares with a par value of one Argentine peso and one vote per share; and 234,748 Class C Shares with a par value of one Argentine peso and one vote per share. Out of the aggregate of shares representing Telecom Argentina’s capital stock, 15,221,373 Class B Shares have been repurchased by Telecom Argentina and are held as treasury stock, as a result of which the number of outstanding shares on which the calculation of the Exchange Ratio has been made amounts to 969,159,605. All such shares are fully subscribed and paid, and are not subject to any lien; there are no irrevocable contributions for the future subscription of shares which capitalization is pending, there are no options, warrants, securities convertible or exchangeable into shares nor any other rights of third parties to claim the issuance of new shares of any class of Telecom Argentina;

b.              Telecom Argentina is a corporation (“sociedad anónima”) duly organized and registered before the Office of Corporations (“Inspección General de Justicia”) and has the corporate power to execute this Preliminary Merger Agreement and to carry out the Merger in accordance with the terms provided for in this Preliminary Merger Agreement; the execution of this Preliminary Merger Agreement has been approved by the Board of Directors of Telecom Argentina at its meeting held on June 30, 2017;

c.               the Special Merger Individual Financial Statements of Telecom Argentina as of March 31, 2017 reasonably reflect the economic and financial position of Telecom Argentina and have been audited by Price Waterhouse & Co. As from the date of these financial statements, no events have occurred which may have caused a material adverse effect in the economic and financial position of Cablevisión or in the results of its operations; there are no material liabilities that should have and have not been reflected in such financial statements or that is not properly provisioned in accordance with the applicable accounting rules;

d.              the public information filed by Telecom Argentina before the Argentine National Securities Commission at the Internet site of such Commission does not contain any untrue statement of a material fact or omits to state any material fact necessary to make such information, in light of the circumstances in which it was filed, not misleading;

e.               except for the transactions described in the quarterly financial statements as of March 31, 2017 there are no other agreements with related parties of Telecom Argentina.

f.                has received a Fairness Opinion from JP Morgan Securities LLC, which considers that the Exchange Ratio is fair.

Section Ten. Bylaws Amendment.

As a result of the Merger, Telecom Argentina shall adjust and amend its Bylaws in accordance with the form attached hereto as Annex IV. Consideration of such amendment by Telecom Argentina’s shareholders shall be a special part of the Agenda to be discussed at the Extraordinary Shareholders’ Meeting to be called for the consideration of this Agreement and shall become effective only as from the Merger Effective Date.

Section Eleven. Opposition Rights. Final Merger Agreement.

Once this Agreement and the other Merger documentation has been approved by the respective shareholders’ meetings of both Parties, and the Notice has been published and the applicable waiting periods relating to the creditors’ Opposition Rights have expired, the applicable Final Merger Agreement shall be executed by public deed. Pursuant to Decree 267/15, the Final Merger Agreement may be executed subject to the applicable ENACOM authorizations. In addition, the identifying data of the real estate, vehicles and other registrable assets that require identification as a result of the Merger, shall be included in the same public deed, as a result of the Merger, shall be incorporated to the Surviving Company.

Section Twelve. Corporate Authorizations. Rescission.

The Parties hereby represent that the terms of this Agreement, as well as all the documents attached hereto as Annexes, have been approved by a Board resolution of each of the Parties.

Cablevisión hereby agrees to call its Extraordinary Shareholders’ Meeting and Telecom hereby agrees to call its Ordinary and Extraordinary Shareholders’ Meeting within the applicable legal periods, to be held on the same day, for purposes of considering the Merger and all its relating documents pursuant to applicable law.

The Parties may propose and accept amendments to the terms of the Preliminary Merger Agreement until the applicable corporate authorization is obtained. If despite the proposed amendments, approval of the Merger is not obtained by both of the shareholders’ meetings within six (6) months of the date hereof, any of the Parties may unilaterally terminate this Preliminary Merger Agreement. Termination of this agreement may also be requested pursuant to Section 87 of the GCL.

Section Thirteen. Business Management and Warranties for Compliance with an Ordinary Administration.

1.              Business Limitations. The Parties hereby agree to continue with their ordinary course of business and the ordinary course of their operations and not to become involved in any extraordinay operations or activities that may affect the valuation of the companies or the pre-established Exchange Ratio. The Companies may: (i) distribute cash dividends, both provisional and/or definitive, before the Merger Effective Date, (ii) issue notes (“obligaciones negociables”) with or without a public offering, and obtain bank loans from local or international financial markets as long as the borrower’s aggregate level of financial net liabilities is not higher than three (3) times the company’s EBITDA level of the twelve month period immediately prior to the date of determination.

2.              As from the Merger Effective Date, the management and representation of Cablevisión shall be in charge of the managers and representatives of Telecom Argentina pursuant to the terms of Section 84 of the GCL and Telecom Argentina’s bylaws. The Parties shall indicate which officers shall perform all the acts and execute the documents that might be necessary to perform or execute in the name of the Absorbed Company.

3.              Warranties. The Parties agree on the following warranties for complying with a normal management activity until the Merger Effective Date:

a.              Supervisory Committee. The Parties hereby agree to organize a Supervisory Committee with eight (8) members, four (4) appointed by Telecom Argentina and four (4) appointed by Cablevisión, who shall be in charge of supervising the companies’ activities in order to ensure compliance with the ordinary course of business and the ordinary course of operations of each company as well as compliance with the contractual conditions with their respective related parties. The members of such committee shall maintain the confidentiality of any information of any of the companies to which they may gain access, and shall only inform the companies’ respective board of directors of any situations detected by them that may affect the ordinary course of business and the ordinary course of operations or the Exchange Ratio.  In addition, the members of such Committee shall request any information that may be necessary to prepare Form F-1 to be filed before the National Antitrust Commission (“Comisión Nacional de Defensa de la Competencia”) pursuant to applicable law.

Related Party Transactions. The Parties hereby agree that any transaction they may enter into or agree to enter into with their respective related parties shall be based on two parameters: (i) that such transaction be convenient for the applicable company; and (ii) that it is made on “market” terms. For purposes of determining if a transaction is made on “market terms” or not, the following shall be considered: (1) if its terms are at least as favorable for the company as they are favorable for the rest of the non related counterparties of the related party in the same subject; (2) if its terms are at least as favorable for the company as the terms offered by any other provider similar or reasonably comparable to the applicable related party; (3) the existing “market” parameters, if any, published by chambers of commerce or specialized publications; and (4) the determination made by an independent expert appointed by the company’s representatives, in case they consider it necessary.

Section Fourteen. Regulatory Authorizations. Administrative Authorizations and Approvals by Securities Exchanges and Markets.

The Parties hereby agree to submit as soon as possible, and in any case in compliance with applicable deadlines, all the requests for authorizations that may be necessary for purposes of furthering and perfecting the Merger, before regulatory and administrative authorities and Argentine and foreign securities Exchanges, including the Argentine Securities Commission, the Buenos Aires Stock Exchange, the BYMA, the ENACOM, the United States Securities and Exchange Commission, the New York Stock Exchange, the National Antitrust Commission and any other governmental or other kind of entity as may be necessary.

Section Fifteen. Other Agreements.

a.              Technical Assistance Agreement. Cablevisión agrees to terminate the Technical Assistance Agreement before the Merger Effective Date in such a way that as of the Merger Effective Date no pending payment obligations nor responsibilities or adverse consequences exist for Cablevisión that may be transferred to Telecom Argentina as a result of the Merger.

b.              Restrictions to the Distribution of Dividends. (a) Cablevisión agrees to call, as soon as possible following the Extraordinary Shareholders’ Meetings of Telecom Argentina and Cablevisión, a meeting of holders of Cablevisión Notes in order to subject to their consideration the amendment of the contractual restrictions set forth in the terms and conditions of issuance of Cablevisión’s notes, so that, if such amendment is approved, the above mentioned restrictions: (i) are not transferred to Telecom Argentina with respect to the distribution of the aggregate realized and liquid profits of Telecom Argentina earned or existing before the Merger Effective Date, and (ii) following the Merger Effective Date, are applicable to Telecom Argentina solely in the same terms as those existing in the financial obligations of Telecom Argentina; (b) Cablevisión agrees not to assume any contractual restriction to the distribution of dividends additional to the existing restrictions, that may be transferred to Telecom Argentina as a result of the Merger.

c.               Regulatory Aspects.  Taking into account the temporary restriction imposed on Telecom Argentina to provide the Television Subscription Services by Physical Link and/or Radio Electrical Link, the Merger Effective Date is subject, among other conditions, to obtaining the ENACOM Authorization, which is the Regulatory Authority in charge of ensuring compliance with Decree No. 267/2015 and 1340/2016, and the Parties hereby agree to make their best efforts to obtain such authorization.

Section Sixteen. Applicable Law and Jurisdiction.

This Preliminary Merger Agreement is governed by Argentine laws. Any conflicts arising from the interpretation or performance of this Agreement shall be submitted to the jurisdiction of the Ordinary Commercial Courts of the City of Buenos Aires and the Parties hereby expressly waive any other jurisdiction.

IN WITNESS WHEREOF, the Parties execute six (6) counterparts to the same and only effect, one for each of the Parties and the other four (4) for their submittal before the Argentine Securities Commission, the Buenos Aires Stock Exchange, the National Antitrust Commission and the ENACOM, respectively.

By Telecom Argentina S.A.

Mariano M. Ibáñez - Chairman

By Cablevisión S.A.

Alejandro A. Urricelqui - Chairman